Exhibit 99.3

Turbo Energy Announces Interim Results for the Period Ended June 30, 2023.

VALENCIA, SPAIN, Dec. 22, 2023 (GLOBE NEWSWIRE) -- Turbo Energy, S.A. (NASDAQ: TURB), the leading energy-saving technology company, leveraging artificial intelligence software, today announced its unaudited interim financial results for the six months ended June 30, 2023.

- Turbo Energy reported revenues of €7,2 million (approximately USD $7.9 million) and a net income of €697,000 for the six months ended June 30, 2023.

MANAGEMENT COMMENTARY

The year 2023 has been a period in which the residential and industrial self-consumption photovoltaic sector has been affected by a variety of external factors that have led to a reduction in volumes.

High interest rates, significant energy price decreases and subsidy reductions in some markets have resulted in weak demand for the period, which combined with high inventory levels in the distribution channels has contributed to a significant reduction in revenue volumes, especially in Europe, which is the main market of the Company, and affected Turbo Energy equally.

The Company, however, remains very optimistic about the coming years. This optimism comes from the strong development in Artificial Intelligence product lines and software that Turbo Energy has completed and is developing.

The positioning of Turbo Energy products at residential, industrial, and utility levels and the strong commitment to continuous software development combined with Artificial Intelligence that optimizes energy savings, will keep the Company at the forefront of the industry. In addition, the downward trend in the prices of components related to photovoltaic installations, especially batteries, has started again, which is increasing the already high profitability of these installations for end users. All sector forecasts issued by experts predict very significant growth in sales for the coming years. This is a global trend in all scales of installations.

Turbo Energy expects strong growth in the coming years, both due to sectoral expectations and to the international and product expansion plan initiated after the Company’s IPO in September 2023. The Company is relying on the strong competitive position of its Sunbox product line, which optimizes energy savings through the implementation of Artificial Intelligence, to capture market share in several countries and thus consolidate the expected growth.

BUSINESS HIGHLIGHTS

In June, 2023, Turbo Energy announced its new SunBox Industry product line, a storage solution focused on the solar, commercial and industrial self-consumption market. SunBox Industry is presented as a complete lithium-ion battery electricity storage and smart solar power management system, which utilizes Turbo Energy’s own artificial intelligence software.

In September 2023, Turbo Energy priced its initial public offering of 1,000,000 ADSs, representing 5,000,000 ordinary shares at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses. The American Depositary Shares began trading on the Nasdaq Capital Market under the ticker symbol “TURB.”

In October, 2023, Turbo Energy announced another success after obtaining the patent, granted for Spain, for one of its software developments that allows it to position its product, SunBox, among the most innovative residential photovoltaic equipment on the market. Turbo Energy believes that this solution marks a milestone in the electric power industry by offering a comprehensive smart management experience for home photovoltaic installations, combining an algorithm powered by Artificial Intelligence (AI) with an electric vehicle charger, all in one.

In November, 2023, Turbo Energy announced a strategic alliance with the French multinational retailer, Leroy Merlin, to include Turbo´s residential photovoltaic product, Sunbox, in Loreoy Merlin´s range of photovoltaic products available in Spain.

In December, 2023, Turbo Energy announced that Movistar, a telecommunications leader in Spain and Latin America, has launched Turbo Energy’s GoSolar offering for sale through Movistar´s energy branch, Solar360.

FINANCIAL SUMMARY FOR SIX MONTH PERIOD ENDED JUNE 20, 2023

●	Revenue for the six months ended June 30, 2023 and 2022 was €7,211,917 (approximately $7,664,887) and €14,334,042, respectively, representing a decrease of 50%.

●	Our cost of revenue decreased to €6,013,713 (approximately $6,555,975), or 50%, for the six months ended June 30, 2023 from €11,973,743 for the six months ended June 30, 2022. This decrease is in line relative to our decrease in revenues.

●	Net loss for the six months ended June 30, 2023 and 2022 was €(697,311) (approximately $761,461) and €695,033, respectively.

●	Selling and administrative expenses decreased by € 31,845, or 4%, to €728,329 (approximately $795,335) for the six months ended June 30, 2023, from €760,174 for the six months ended June 30, 2022. The entity has been increasing its administrative expenses, but they decreased slightly with those of June 2022 because last year there were already IPO-related expenses that were not activated.

●	Salaries and benefits increased by €39,262 or 10%, to €447,282 (approximately $488,432) for the six months ended June 30, 2023, from €408,020 for the six months ended June 30, 2022. Such an increase was primarily due to the increase in employee headcount in order to carry out international expansion efforts.

●	Interest expenses increased by €26,336, or 20%, to €(159,197) (approximately $173,843) for the six months ended June 30, 2023, from €(132,861) for the six months ended June 30, 2022. The increase is related to the increase in interest rates that has been experienced over the course of 2023.

●	Foreign exchange net income decreased by €79,570, or 249%, to € (47,584) (approximately $51,951) for the six months ended June 30, 2023, from €31,986 for the six months ended June 30, 2022. The decrease is due to the fluctuation of the Euro dollar throughout the year.

●	Net cash used in operating activities was €949,934 (approximately $1,037,327) for the six months ended June 30, 2023, as compared to net cash provided by operating activities of €(2,675,209) for the six months ended June 30, 2022.

●	Income tax expenses is €0 for the six months ended June 30, 2023, as compared to €(233,927) for the six months ended June 30, 2022, a decrease of €233,927, or 100%. The decrease in the income tax expense is due to the negative in net income before income tax.

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The Company develops innovative solutions that allow end users to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: info@skylineccg.com

4